March 20, 2025

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted March 11, 2025
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted March 11, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure
Adjusted Net (Loss)/Income, page 91

1. Please tell us and expand your disclosure to explain why there is no tax effect on the non-GAAP adjustments.
 March 20, 2025
Page 2
General

2. We note the changes you made to your disclosure appearing on the cover page, summary risk factors, and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on January 13, 2025, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based
       Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample
       Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosure in these areas to the disclosures as they existed in the draft registration statement as of January 13, 2025.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Li He